

Mail Stop 3720

April 18, 2007

Mr. Scott Hensell
Chief Financial Officer
Titan Global Holdings, Inc.
1700 Jay Ell Drive
Suite 200
Richardson, TX 75081

      Re: **Titan Global Holdings, Inc.**
              Form 10-KSB for Fiscal Year Ended August 31, 2006
              Filed December 15, 2006

              Forms 10-QSB for Fiscal Quarters Ended November 30, 2006 and
              February 28, 2007
              File No. 0-32847

Dear Mr. Hensell:

      We have reviewed your supplemental response letters dated June 22, 2006 and April 5, 2007 as well as your filing and have the following comments. As noted in our comment letter dated March 23, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended August 31, 2006

Note 3. Universal Service Fund Fees Recoverable, page 47

1.   You disclose that "…telecommunication securities previously reported by the wholesale supplier will be reported by Oblio…" Please tell us what is meant by this disclosure including why you believe it is appropriate to record a related receivable.

2.   Also, tell us why you did not disclose the amount of the possible receivable you may record from the "additional wholesale supplier." Further, explain to us why you did not record such receivable at August 31, 2006.

Note 3. Fair Value of Financial Instruments, page 49

3.   Please refer to prior comment 3. We note that you utilize an independent valuation to determine fair value for your notes payable to the former owners of Oblio. While you are not required to make reference to this valuation, when you do you should also disclose the name of the expert. If you decide to delete your reference to this valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Item 8A. Changes in internal controls, page 70

4.   We note your disclosure that "[t]here were no changes in the Company's internal controls over financial reporting known to the Chief Executive Officer or Chief Financial Officer that occurred during the period covered by this report that has materially affected, or is likely to materially effect, the Company's internal control over financial reporting." Item 308(c) of Regulation S-B requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *during your last fiscal quarter* (or your fourth fiscal quarter in the case of an annual report) that has *materially affected, or is reasonably likely to materially affect*, your *internal control over financial reporting*. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2006 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-B in future filings.

Form 10-QSB for Fiscal Quarter Ended February 28, 2007

Note 5. Laurus Master Fund, page 10

5.   Please tell us why the derivative liabilities related to the Laurus debt were removed. It is unclear to us whether the warrants expired at the time the debt was repaid.

Note 12. Gain or Loss on Extinguishment of Debts, page 14

6.   Please tell us why the reduction in the stated value of the preferred stock was included the determination of your gain on the extinguishment of the F&L debt. Also, tell us why the reduction in the stated value was not recognized as an increase in additional paid-in capital. Include in your response references to the appropriate accounting literature.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director